

July 29, 2014

Via E-mail
Patrick T. Doyle
Chief Financial Officer
DIRECTV
2260 East Imperial Highway
El Segundo, CA 90245

  Re: DIRECTV
     Form 10-K for Fiscal Year Ended December 31, 2013, as amended
     Filed February 24, 2014
     File No. 001-34554

Dear Mr. Doyle:

  We have reviewed your filing and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response, we may have additional comments.

<u>Definitive Proxy Statement filed March 20, 2014 and incorporated by reference into Part III of Form 10-K</u>

<u>One-Year Performance and 2013 Bonus, page 35</u>

1. We note you disclose in column (f) of the 2013 Summary Compensation Table the amounts paid under your non-equity incentive plan or 2013 Bonus Plan. We note similar disclosure in Supplementary Chart 10 on page 38. Based on your disclosure on pages 35 and 36, the 2013 Bonuses are determined in part on operating and financial goals for DIRECTV US and DIRECTV Latin America consisting of revenue, OPBDA, pre-SAC margin, CFBIT and net new subscribers in addition to other performance areas. In future filings, please disclose your performance targets for these measures, your actual performance with respect to these measures, and how your performance translated into the amounts paid.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Senior Staff Accountant, at 202-551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor, 202-551-3268 or Ajay Koduri, Senior Counsel, at 202-551-3310 with any other questions

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director